August 29, 2012

VIA EDGAR

Ms. Sheila Stout

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street NE

Washington D.C. 20549-8626

RE:	Forward Funds (the “Registrant” or the “Fund(s)”)

Investment Company Act File No. 811-06722

Dear Ms. Stout,

On behalf of the Registrant, this letter responds to your comments communicated orally to ALPS Fund Services, Inc. (“ALPS”), the administrator of the Registrant, on August 2, 2012, with respect to the review of the Registrant by the Securities and Exchange Commission (the “Commission”). You stated that the purpose of the Commission’s review was designed to ensure that the filings made by the Registrant with the Commission, including the accompanying Registrant disclosures, complied with the Sarbanes-Oxley Act of 2002. In particular, your comments were in regards to the Registrant’s Form N-CSR filing (the “Annual Report”) for its fiscal year ended December 31, 2011, as filed on March 9, 2012.

Set forth in the numbered paragraphs below are your comments of August 2, 2012, followed by the Registrant’s responses. In response to your request, this letter is being submitted to the Commission as a correspondence filing via EDGAR within thirty (30) days of receipt of your comments.

1)	Comment: Confirm whether the expense ratios in the fact sheets on the Registrant’s website are inclusive of interest expense.

Response: The Registrant confirms that the expense ratios in the fact sheets on the Registrant’s website are inclusive of interest expense.

2)	Comment: You requested an update on the status of the “Accessor Funds” and the Forward Legato Fund.

Response: As of May 1, 2010, any series of the Registrant which were termed “Accessor” are now termed “Forward”. Prior to October 20, 2010, the Forward Focus Fund was named the Forward Legato Fund.

3)

Comment: You noted that the Growth of $10,000 Investment in the Fund chart in the “Fund Commentaries and Performance” should depict growth of $10,000 or the minimum investment amount for the particular share Class if that amount exceeds $10,000.

Response: The Registrant will note the comment in connection with future annual reports.

4)

Comment: You noted that for the Forward Extended MarketPlus Fund, the Annual Report states that 46% of net assets are in Short-Term Bank Debt Instruments and Net Other Assets and Liabilities, however, in the Fund’s prospectus, short-term notes are not disclosed in the principal investment strategy. You asked whether the Fund’s purchase of short-term notes was a temporary defensive position or if short-term notes are part of the Fund’s investment strategy.

Response: The short-term notes are a cash equivalent and are part of the Fund’s investment strategy. The Fund’s investment in short-term notes is disclosed in the prospectus as follows:

The Fund may invest all of its assets in Structured Products as described above. Assets not invested in Structured Products may be invested in fixed income instruments or held in cash and/or cash equivalents.

5)

Comment: With respect to those series of the Registrant that have substantial investments in other underlying series of the Registrant (the “Funds of Funds”), provide the policy for including the financial statements for the series of the Registrant in which the Funds of Funds invest (the “Underlying Series”) with the annual report for the Funds of Funds.

Response: The document containing the annual report for the Funds of Funds also includes the annual reports for certain of the Underlying Series, including the Underlying Series that comprise the largest holdings of the Funds of Funds. For the Underlying Series not included in the same annual report as the Funds of Funds, the annual report for the Funds of Funds provides disclosure following the list of the Underlying Series investments by each Fund of Funds in the Management’s Discussion of Fund Performance section that the annual reports for these Underlying Series may be obtained on Registrant’s website. In light of the nature and size of the holdings of the Funds of Funds, the Registrant believes that the current disclosure approach is consistent with available accounting and SEC guidance and provides investors with easily accessible information about the Underlying Series while minimizing unnecessary expenses to shareholders.

6)

Comment: You noted that the Forward CorePlus Fund’s portfolio has greater than 25% of net assets in agency pass-through securities. You asked whether the Registrant believes this would be an industry concentration and disclosure should be included in the Fund’s prospectuses.

Response: As disclosed in Note 11 in the “Notes to Financial Statements” section of the Fund’s Annual Report, the “investment categories used in this report may differ from the industry classification categories used for determining compliance with industry concentration restrictions and requirements applicable to each of the Funds.” Consistent with this disclosure, the investment categories used in the disclosure of portfolio holdings in the “Portfolio of Investments” section (e.g., Agency Pass-Through Securities and Corporate Bonds) are provided solely for purposes of organizing the disclosure of the Fund’s portfolio holdings and do not reflect individual industries for purposes of the Fund’s policy with respect to concentration. The Registrant does not believe that the Fund’s investments in agency pass-through securities constitute a concentration in an industry.

7)

Comment: You noted that the Forward Frontier Strategy Fund’s prospectus states the Fund will invest in securities in emerging markets. You further noted that the portfolio of investments lists approximately 24% of its assets in agency pass-through securities and approximately 6% in mortgage-backed securities. You asked the Registrant to explain the disparity between the securities the Fund is investing in as listed in the Annual Report and the Fund’s strategy as disclosed in the prospectus.

Response: As disclosed in the prospectus, the Fund obtains its exposure to frontier market securities by purchasing stocks or by investing in swaps, P-Notes, futures, options and other derivatives (“Structured Products”). Investing in Structured Products may require the Fund to segregate or earmark assets determined to be liquid, and the Fund typically invests in short-term fixed income securities for these purposes. As disclosed in the prospectus, assets not used to directly purchase securities or Structured Products are invested in short term fixed income instruments, including U.S. Government or agency securities:

Assets not invested in such securities or Structured Products may be invested in cash or liquid securities that can readily be converted into cash, including ETFs or certain short term fixed income instruments (i.e., foreign and domestic corporate bonds or U.S. Government or agency securities) that are of investment grade quality.

8)

Comment: With respect to those series of the Registrant that have a return of capital, you asked for confirmation that the Registrant is in compliance with Rule 19a-1 of the Investment Company Act of 1940, as amended (the “1940 Act”), including notifying shareholders regarding distribution payments.

Response: The Registrant confirms that it is in compliance with Rule 19a-1 of the 1940 Act including notifying shareholders regarding distribution payments.

9)

Comment: With respect to the Forward High Yield Bond Fund, Forward Strategic Alternatives Fund, Forward U.S. Government Money Fund, Forward Aggressive Growth Allocation Fund, Forward Global Infrastructure Fund, Forward International Real Estate Fund and Forward Real Estate Long/Short Fund, the expense ratios net and gross in the “Financial Highlights” do not correspond with the expense ratios disclosed in the prospectus. You asked the Registrant to confirm whether there were contractual changes that resulted in different expense ratios for the Annual Report and the prospectus.

Response: The Forward High Yield Bond Fund, Forward U.S. Government Money Fund, Forward Aggressive Growth Fund, Forward Global Infrastructure Fund, Forward International Real Estate Fund and Forward Real Estate Long/Short Fund experienced contractual changes which resulted in differences between the expense ratios disclosed in the Annual Report and the currently effective prospectus. Additionally, certain of the Funds, including the Forward Strategic Alternatives Fund, incurred indirectly fees and expenses as a result of investments in other investment companies. In accordance with applicable disclosure requirements, fees and expenses attributable to a Fund’s investments in another investment company are reflected in the Annual Fund Operating Expenses table of the Fund’s prospectus but are not included in operating expense ratios disclosed in the “Financial Highlights” section of the Annual Report. The contractual changes and indirectly incurred acquired fund fees and expenses result in the differences between the expense ratios noted in the comment.

10)

Comment: You stated that the gross expense ratio is the only expense ratio that should be included in the “Financial Highlights”. You further stated that if other expense ratios are included, the gross expense ratio should be the first expense ratio listed and should be listed prominently.

Response: The Registrant believes that the current disclosure is consistent with the requirements of Form N-1A and provides relevant information for investors. The Ratio/Supplemental Data information showing operating expenses including reimbursement/waiver reflects the expenses actually paid by a Fund. These expenses are the effective operating expenses that affect a Fund’s total return and distributions. Accordingly, the Registrant believes that this information, in addition to information about a Fund’s operating expenses excluding reimbursement/waiver, is relevant information and may be material to an investor. The Registrant also believes that the current disclosure is clearly labeled and presented. Accordingly, no changes have been made in response to this comment.

11)

Comment: You noted that the Forward Real Estate Long/Short Fund’s fact sheet on the Registrant’s website shows there is not a contractual waiver in place, however, the prospectus does disclose there is a contractual waiver. You requested the fact sheet be updated with the contractual waiver information.

Response: There is no contractual waiver in place for the Forward Real Estate Long/Short Fund. Neither the prospectus nor the fact sheet discloses a contractual waiver for the Fund.

12)	Comment: In the table for the disclosure of fund expenses, confirm that the hypothetical expenses are based on a six-month period for comparability purposes.

Response: The Registrant confirms that the hypothetical expenses are disclosed for a six- month period.

13)

Comment: You noted that on page 93 of the Forward Real Estate Long/Short Fund and Forward Select Income Fund Annual Report, the “Notes to Financial Statements”, the amounts borrowed under the line of credit do not tie back to the statement of assets and liabilities.

Response: The amounts on page 93 of the Forward Real Estate Long/Short Fund and Forward Select Income Fund Annual Report, the “Notes to Financial Statements,” tie to the sum of the line items “Payable on Loan” plus “Payable for interest due on loan” on the Statement of Assets and Liabilities. In the future, the Registrant will exclude the “Payable for interest due on loan” in the Notes to Financial Statements.

14)	Comment: You noted that the expense limitation agreements ended in 2011 and requested confirmation whether they are subject to recoupment for a 3-year period.

Response: As disclosed in the Notes to Financial Statements, the Registrant confirms that amounts previously waived pursuant to an expense limitation agreement are subject to recoupment for a 3-year period.

15)

Comment: You requested confirmation that any securities fair valued by the Board of Trustees (the “Board”) or any securities that have defaulted or are non-income producing are stated as such in the Portfolio of Investments.

Response: The Registrant discloses by footnote all securities fair valued by the Board and securities that have defaulted or are non-income producing in accordance with applicable disclosure requirements.

16)

Comment: You noted that for the Commodity Long/Short Strategy Fund, the “Portfolio of Investment” and “Statement of Assets and Liabilities” does not list any short holdings. You asked the Registrant to describe how the exclusion of short holdings ties into the investment strategy of the Fund.

Response: As discussed in the prospectus, the Fund seeks exposure to the commodity markets and returns that correspond to the Credit Suisse Momentum and Volatility Enhanced Return Strategy Index (“Credit Suisse MOVERS Index”). The Credit Suisse MOVERS Index is composed of long and short commodity positions. The Fund does not invest directly in physical commodities, but rather employs a strategy that provides synthetic long and synthetic short exposure to the commodity markets that correspond to the long and short commodity market positioning of the Credit Suisse MOVERS Index. The Fund gains such synthetic long and short exposure to the commodities represented by the Credit Suisse MOVERS Index through long investments in commodity-linked derivative instruments.

17)

Comment: You stated that with respect to those series of the Registrant that invest in Master Limited Partnerships as discussed in the Notes to Financial Statements, any deferred tax expense on unrealized gains or tax expense on realized gains should be calculated in the income and expense ratios. You asked Registrant to confirm whether those series of the Registrant include tax expense in the income and expense ratios.

Response: To the best of Registrant’s knowledge, there is no tax expense associated with Master Limited Partnerships that is required to be included in a Fund’s income and expense ratios. Therefore, the series of the Registrant that invest in Master Limited Partnerships do not include tax expense in the income and expense ratios.

*****

Please feel free to contact the undersigned at 720-917-0602 should you have any questions.

Sincerely,

/s/ Erin E. Douglas
Erin E. Douglas, Esq.
ALPS Fund Services, Inc.

cc:	Mary Curran, Secretary, Forward Funds

Judith M. Rosenberg, Chief Compliance Officer and Chief Legal Officer, Forward Funds

Barbara Tolle, Treasurer, Forward Funds

Douglas P. Dick, Partner, Dechert LLP

Matthew Curtin, Dechert LLP

*****

In connection with the Commission’s review of filings made by the Registrant, including the accompany Registrant disclosures in view of compliance with the Sarbanes-Oxley Act of 2002, as described herein, the Registrant hereby acknowledges that:

(i)	The Registrant is responsible for the adequacy and accuracy of the disclosures in its filings;

(ii)

Commission staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

(iii)	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

Sincerely,

/s/ Mary Curran
Mary Curran
Secretary
Forward Funds